FINANCIAL PRODUCTS FACT SHEET U3359	Filed pursuant to Rule 433 Registration Statement No. 333-218604-02

Market Linked Securities—Auto-Callable with Contingent Downside

Principal at Risk Securities Linked to the iShares® MSCI Brazil ETF due February 4, 2022

Fact Sheet to Preliminary Pricing Supplement U3359 dated January 17, 2019

Summary of Terms

Issuer	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Agent	Wells Fargo Securities, LLC
Term	3 years (unless earlier automatic call)
Market Measure	The iShares® MSCI Brazil ETF (the “Fund”)
Pricing Date	January 30, 2019
Issue Date	February 4, 2019
Original Offering Price	$1,000 per security
Automatic Call	If the fund closing price on any call date (including the final call date) is greater than or equal to the starting price, the securities will be automatically called for the original offering price plus the call premium applicable to that call date. See “Call Dates and Call Premiums” on page 2.
Call Dates	August 5, 2019; February 4, 2020; August 4, 2020; February 4, 2021; August 4, 2021; and January 28, 2022. To the extent that we make any change to the expected pricing date or expected issue date, the call dates may also be changed in our discretion to ensure that the term of the securities remains the same.
Call Settlement Date	Five business days after the applicable call date (if the securities are called on the last call date, the call settlement date will be the stated maturity).
Final Call Date	January 28, 2022
Payment at Stated Maturity	See “How the payment at stated maturity is calculated” on page 3
Stated Maturity	February 4, 2022. To the extent that we make any change to the expected pricing date or expected issue date, stated maturity may also be changed in our discretion to ensure that the term of the securities remains the same.
Starting Price	The closing price on the pricing date
Ending Price	The fund closing price on the final call date
Fund Closing Price	With respect to the Fund (or one unit of any other security for which a fund closing price must be determined) on any trading day, the product of (i) the closing price of one share of the Fund or such other security on such trading day and (ii) the adjustment factor applicable to the Fund on such trading day
Closing Price	With respect to a share of the Fund (or one unit of any other security for which a closing price must be determined) on any trading day, the price, at the scheduled weekday closing time, without regard to after hours or any other trading outside the regular trading session hours, of the share on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, on which the share (or any such other security) is listed or admitted to trading
Adjustment Factor	1.0, subject to adjustment in the event of certain events affecting the shares of the Fund
Threshold Price	65% of the starting price
Calculation Agent	Credit Suisse International
Denominations	$1,000 and any integral multiple of $1,000
Fees	Wells Fargo Securities, LLC (“WFS”) will act as agent for the securities and will receive an agent discount of up to $24.00 per security. The agent may resell the securities to other securities dealers at the original offering price of the securities less a concession not in excess of $15.00 per security. Such securities dealers may include those using the trade name Wells Fargo Advisors (“WFA”). In addition to the concession allowed to WFA, WFS will pay $0.75 per security of the agent’s discount to WFA as a distribution expense fee for each security sold by WFA.
CUSIP	22551LTL4

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the pricing date will be between $950 and $980 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our internal funding rate)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the pricing date. See “Investment Description” and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

Investment Description

•	Linked to the iShares® MSCI Brazil ETF

•	Unlike ordinary debt securities, the securities do not pay interest, do not repay a fixed amount of principal at stated maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the securities and whether they are automatically called will depend on the performance of the Fund.

•	Automatic Call: If the fund closing price on any call date, including on the final call date, is greater than or equal to the starting price, the securities will be automatically called, and on the related call settlement date, you will receive the original offering price plus the call premium applicable to that call date.

Call Date	Call Premium*
August 5, 2019	6.50% - 7.00% of the original offering price
February 4, 2020	13.00% - 14.00% of the original offering price
August 4, 2020	19.50% - 21.00% of the original offering price
February 4, 2021	26.00% - 28.00% of the original offering price
August 4, 2021	32.50% - 35.00% of the original offering price
January 28, 2022	39.00% - 42.00% of the original offering price

* To be determined on the pricing date.

We refer to January 28, 2022 as the “final call date.”

•	Payment at Stated Maturity. If the securities are not automatically called prior to the final call date, the payment at stated maturity will be based upon the ending price and could be greater than, equal to or less than the original offering price per security as follows:

o	If the ending price is greater than the starting price:

The securities will be automatically called for the original offering price plus the call premium applicable to the final call date described above

o	If the ending price is less than the starting price but greater than the threshold price:

You will be repaid the original offering price

o	If the ending price is less than the threshold price:

You will receive less than the original offering price and will have 1-to-1 downside exposure to the decrease in the price of the Fund, from the starting price, beyond the threshold price

•	Potential Loss of Principal: If the securities are not automatically called prior to stated maturity, you will receive the original offering price at stated maturity if, and only if, the ending price is greater than or equal to the threshold price. If the ending price is less than the threshold price, you will lose more than 35%, and possibly all, of the original offering price of your securities

•	The threshold price is equal to 65% of the starting price

•	If the securities are not automatically called prior to stated maturity, you will have full downside exposure to the Fund from the starting price to the ending price if the ending price is less than the threshold price, but you will not participate in any appreciation of the Fund and will not receive any dividends on securities included in the Fund

•	Any positive return on the securities will be limited to the applicable call premium

•	All payments on the securities are subject to the credit risk of Credit Suisse; if Credit Suisse defaults on its obligations, you could lose some or all of your investment

•	No periodic interest or dividends

•	No exchange listing; you should be willing and able to hold your securities to stated maturity

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this fact sheet and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

This fact sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Supplemental terms of the securities

For purposes of the securities offered by the accompanying pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in such pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Underlying	Fund
Trade date	Pricing date
Principal amount	Original offering price
Valuation date	Final call date
Maturity date	Stated maturity
Early redemption	Automatic call
Observation date	Call date
Early redemption date	Call settlement date
Initial level	Starting price
Final level	Ending price
Closing level	Fund closing price
Knock-in level	Threshold price

How to determine if the securities will be automatically called

If the fund closing price on any call date, including on the final call date, is greater than or equal to the starting price, the securities will be automatically called, and on the related call settlement date, you will receive the original offering price plus the call premium applicable to that call date.

If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date.

Call Dates and Call Premiums

Call Date	Call Premium	Payment per Security upon an Automatic Call
August 5, 2019	6.50% - 7.00% of the original offering price	$1,065.00 - $1,070.00
February 4, 2020	13.00% - 14.00% of the original offering price	$1,130.00 - $1,140.00
August 4, 2020	19.50% - 21.00% of the original offering price	$1,195.00 - $1,210.00
February 4, 2021	26.00% - 28.00% of the original offering price	$1,260.00 - $1,280.00
August 4, 2021	32.50% - 35.00% of the original offering price	$1,325.00 - $1,350.00
January 28, 2022 (the “final call date”)	39.00% - 42.00% of the original offering price	$1,390.00 - $1,420.00

The actual call premium and payment per security upon an automatic call that is applicable to each call date will be determined on the pricing date and will be within the range specified in the foregoing table. The last call date is the final call date, and payment upon an automatic call on the final call date, if applicable, will be made on the stated maturity date.

How the payment at stated maturity is calculated

If the fund closing price is less than the starting price on each of the call dates prior to the final call date, the securities will not be automatically called, and on the stated maturity date you will receive a payment at stated maturity per security determined as follows:

•	If the ending price is greater than or equal to the starting price, the securities will be automatically called for the original offering price plus the call premium applicable to the final call date described above

•	If the ending price is less than the starting price, but greater than or equal to the threshold price, the payment at stated maturity will be equal to $1,000

•	If the ending price is less than the threshold price, the payment at stated maturity will be equal to $1,000 minus

Any positive return on the securities will be limited to the applicable call premium, even if the fund closing price significantly exceeds the starting price on the applicable call date. You will not participate in any appreciation of the Fund beyond the applicable call premium. If the securities are not automatically called prior to the final call date and the ending price is less than the threshold price, you will lose more than 35%, and possibly all, of the original offering price of your securities at stated maturity. You will not participate in any appreciation of the Fund, but you will have full downside exposure to the Fund on the final call date if the ending price is less than the threshold price.

Hypothetical Returns

If the securities are automatically called: If the securities are automatically called, you will receive the original offering price of your securities plus the call premium applicable to the related call settlement date, as shown below.

Hypothetical call date on which securities are automatically called	Hypothetical payment per security on related call settlement date	Hypothetical rate of return
1st call date	$1,067.50	6.75%
2nd call date	$1,135.00	13.50%
3rd call date	$1,202.50	20.25%
4th call date	$1,270.00	27.00%
5th call date	$1,337.50	33.75%
6th call date	$1,405.00	40.50%

Assumes the call premiums are equal to the midpoints of their specified ranges. Each security has an original offering price of $1,000.

If the securities are not automatically called: If the securities are not automatically called, the following table illustrates, for a range of hypothetical ending prices of the Fund on the final call date, the hypothetical payment per security at stated maturity.

Hypothetical percentage change from the hypothetical starting price to the hypothetical ending price	Hypothetical payment per security at stated maturity	Hypothetical rate of return
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-35.00%	$1,000.00	0.00%
-36.00%	$640.00	-36.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-75.00%	$250.00	-75.00%
-100.00%	$0.00	-100.00%

Each security has an original offering price of $1,000.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive upon automatic call or at stated maturity will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual call premium and the actual call date on which the securities are called; and (iii) if the securities are not automatically called, the actual ending price.

Selected Risk Considerations

The risk factors listed below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

•	If The Securities Are Not Automatically Called Prior To Stated Maturity, You May Lose Some Or All Of The Original Offering Price Of Your Securities At Stated Maturity.

•	Regardless Of The Amount Of Any Payment You Receive On The Securities, Your Actual Yield May Be Different In Real Value Terms.

•	No Periodic Interest Will Be Paid On The Securities.

•	The Potential Return On The Securities Is Limited To The Call Premium.

•	The Starting Price May Be Determined On A Date Later Than The Pricing Date.

•	The Probability That The Ending Price Will Be Less Than The Threshold Price Will Depend On The Volatility Of The Fund.

•	The Securities Are Subject To A Potential Automatic Call, Which Exposes You To Reinvestment Risk.

•	The Securities Are Subject To The Credit Risk Of Credit Suisse.

•	Historical Performance Of The Fund Is Not Indicative Of Future Performance.

•	We Cannot Control The Actions Of Any Issuers Whose Equity Securities Are Included In Or Held By The Fund.

•	There Are Risks Associated With The Fund.

•	The Performance And Market Value Of The Fund, Particularly During Periods Of Market Volatility, May Not Correlate To The Performance Of The Tracked Index.

•	The Securities Are Subject To Emerging Markets Risk.

•	The Securities Are Subject To Currency Exchange Risk.

•	Risks Associated With Investments In Securities Linked To The Performance of Foreign Equity Securities.

•	Hedging And Trading Activity Could Adversely Affect Our Payment To You.

•	The Estimated Value Of The Securities On The Pricing Date May Be Less Than The Original Offering Price.

•	Effect Of Interest Rate Used In Structuring The Securities.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Credit Suisse Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	A Call Settlement Date And The Stated Maturity May Be Postponed If A Call Date Is Postponed.

•	Postponement Of Certain Dates May Adversely Affect Your Return.

•	Credit Suisse Is Subject To Swiss Regulation.

•	The Securities Will Not Be Listed On Any Securities Exchange And A Trading Market For The Securities May Not Develop.

•	Our Economic Interests Are Potentially Adverse To Your Interests.

•	Unpredictable Economic And Market Factors Will Affect The Value Of The Securities.

•	No Ownership Rights Relating To The Fund.

•	No Dividend Payments Or Voting Rights.

•	Anti-Dilution Protection Is Limited.

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated January 17, 2019, Underlying Supplement dated April 19, 2018, Product Supplement No. I–C dated June 30, 2017, Prospectus Supplement and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319000716/dp101058_424b2-u3559.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Credit Suisse, WFS and their affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Not a research report

This material is not a product of Credit Suisse’s research department.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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